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                     U.S. SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING

[X]       Form 10-KSB

          For Period Ended:  March 31, 1996

_____________________________________________________________________________

PART I - REGISTRANT INFORMATION
_____________________________________________________________________________

Full Name of Registrant:      Intile Designs, Inc.

Former Name if Applicable:    N/A

Address of Principal Executive Office: 9716 Old Katy Road, Suite 110

City, State, and Zip Code:    Houston, Texas 77055

_____________________________________________________________________________

PART II - RULES 12B-25(b) AND (c)
_____________________________________________________________________________

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report on Form 10-KSB, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date.

_____________________________________________________________________________

PART III - NARRATIVE
_____________________________________________________________________________

     The Company is unable to meet the prescribed due date due to delays related to working with a new public accounting firm (BDO Seidman LLP) and to the disclosure and presentation issues relating to the TCM Holdings Corporation Chapter 7 bankruptcy case. Intile Designs has determined that the most appropriate presentation relating to this situation is to treat TCM as an investment and not as a consolidated subsidiary in view of the temporary nature of Intile's control. Making the appropriate changes and processing these changes through BDO Seidman's quality review process has extended our ability to file past the original due date of June 29, 1996.
_____________________________________________________________________________

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PART IV - OTHER INFORMATION
_____________________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification:

              James C. Hazlewood
              (713)-468-8400

     (2) Have all other periodic records required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [X]  Yes       [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X]  Yes       [ ]  No

     Intile Designs, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 28, 1996               By: /s/  C. William Cox
                                      ---------------------------------------
                                      C. William Cox, President

_____________________________________________________________________________

Part IV - Item (3):

The Company anticipates reporting a $4,246,837 loss for the year ended March 31, 1996 as compared to $ 35,291 profit for the year ended March 31, 1995. TCM Holdings Corporation (Tile City), a wholly owned subsidiary, has incurred losses of $3,169,419 during the year ended March 31, 1996. On August 3, 1995 the Company closed Tile City. The Company has incurred additional unidentifiable costs relating to higher borrowings and greater administrative costs as a result of the TCM acquisition which are not included in the direct losses at TCM.